Media Release

Results of voting at 2015 annual general meetings of Rio Tinto plc and Rio Tinto Limited

7 May 2015

The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 16 April 2015 and 7 May 2015 respectively. All resolutions were passed by poll and the results are set out below.

Under Rio Tinto's dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 18 contained in the notice of meeting for both Rio Tinto plc and Rio Tinto Limited fall into this category. Resolutions 19 to 22 of the Rio Tinto plc notice of meeting were put to Rio Tinto plc shareholders only and resolution 19 of the Rio Tinto Limited notice of meeting was put to Rio Tinto Limited shareholders only.

The following resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were subject to the joint electoral procedure and the aggregate results of the joint polls were as follows:

		For	% of votes Cast	Against	% of votes Cast
1	Receipt of the 2014 Annual report	1,235,342,697	98.99%	12,655,112	1.01%
2	Approval of the Remuneration Policy Report	1,186,605,279	96.44%	43,739,074	3.56%
3	Approval of the Directors’ Report on Remuneration and Remuneration Committee chairman’s letter	1,178,992,215	96.56%	41,990,010	3.44%
4	Approval of the Remuneration Report	1,179,871,511	96.64%	41,082,997	3.36%
5	To elect Megan Clark as a director	1,067,549,884	99.92%	828,345	0.08%
6	To elect Michael L’Estrange as a director	1,067,418,166	99.91%	931,907	0.09%
7	To re-elect Robert Brown as a director	1,248,901,722	99.83%	2,066,345	0.17%
8	To re-elect Jan du Plessis as a director	1,240,137,237	99.13%	10,860,768	0.87%
9	To re-elect Ann Godbehere as a director	1,246,316,122	99.63%	4,655,780	0.37%
10	To re-elect Richard Goodmanson as a director	1,242,509,370	99.40%	7,473,462	0.60%

		For	% of votes Cast	Against	% of votes Cast
11	To re-elect Anne Lauvergeon as a director	1,223,159,769	99.44%	6,874,377	0.56%
12	To re-elect Chris Lynch as a director	1,247,664,195	99.73%	3,321,180	0.27%
13	To re-elect Paul Tellier as a director	1,248,879,027	99.83%	2,081,969	0.17%
14	To re-elect Simon Thompson as a director	1,237,082,459	99.74%	3,284,343	0.26%
15	To re-elect John Varley as a director	1,245,009,536	99.58%	5,292,625	0.42%
16	To re-elect Sam Walsh as a director	1,250,055,358	99.92%	977,712	0.08%
17	Re-appointment of auditors	1,226,795,775	98.07%	24,186,412	1.93%
18	Remuneration of auditors	1,242,554,804	99.33%	8,429,547	0.67%

The poll results for Rio Tinto plc only resolutions of the meeting held on 16 April 2015

		For	% of votes Cast	Against	% of votes Cast
19	General authority to allot shares	927,141,201	90.73%	94,775,175	9.27%
20	Disapplication of pre-emption rights	1,017,775,346	99.59%	4,188,657	0.41%
21	Authority to purchase Rio Tinto plc shares	1,023,278,151	99.88%	1,193,952	0.12%
22	Notice period for general meetings other than annual general meetings	942,571,029	91.94%	82,665,612	8.06%

The poll results for Rio Tinto Limited only resolutions of the meeting held on 7 May 2015

		For	% of votes Cast	Against	% of votes Cast
19	Renewal of off-market and on-market share buy-back authorities	224,784,413	99.85%	343,051	0.15%

As previously announced, at the conclusion of the Rio Tinto Limited annual general meeting, non-executive directors Michael Fitzpatrick and Lord Kerr retired from the board.

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Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404